Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
     ONNO RUTTEN (Scotia Capital): To welcome Mr. Scott Hand, Chairman and CEO of Inco.
     Scott must be one of the busiest CEOs at the moment, simultaneously having to deal with major industrial labour negotiations, corporate M&A, regulatory review, while overseeing one of the largest capital expenditure programs out in the North American mining industry.
     On that basis, we are very pleased to welcome Scott today.
     Just pointing out to everyone that Inco released a press release 44 minutes ago and I’m sure Scott will highlight the key points of that.
     So with that, I would like to welcome Scott and we are proceeding. Thank you.
     SCOTT M. HAND (Chairman and Chief Executive Officer, Inco Limited): Well, good morning, and thank you, Onno, and Scotia Capital, for having me here this morning. I’m looking forward to a very interesting talk about all the things that Onno referred to.
     But first, I want to draw attention on the screen, including the caution regarding forward-looking information and related statements, and unless otherwise stated, forward-looking information and the remarks today excludes the impact of the Inco offer for Falconbridge.
     Also, actual results could differ materially from the 2006 outlook and other forward-looking statements. Certain material assumptions were made in the forward-looking statements. These assumptions are set forth in more detail in our Directors’ circular, which we issued today.
     We have filed the slides used in this presentation with the SEC and on SEDAR in Canada.
     As I mentioned, this morning, we did file our Directors’ circular in response to the Teck offer. All shareholders of Inco will receive a copy of the Directors’ circular in the coming days and shareholders are encouraged to read it thoroughly and completely, as it contains important additional information on the material factors, risks and assumptions that could cause results to differ from what will be covered on this conference call and this presentation.
     The Directors’ circular is also available on SEDAR in Canada, the SEC website in the United States, and on our website at www.inco.com.
     And references are in U.S. dollars, unless otherwise I indicate otherwise.
     As I make my remarks, I am going to let you know where I and my Board of Directors stand on the many issues and opportunities that we are looking at today. I want to say that after all the reviews have been made, and indeed Inco’s management and Board have looked at where Inco should go for a long time, we are very clear in our strategy for meeting our prime objective: delivering value to our shareholders, both near term and longer term. And we believe that the friendly acquisition of Falconbridge meets that objective; both for our shareholders and for the people of Inco and Falconbridge.

     On May 8th, Teck Cominco announced the intention through a press release to make an unsolicited takeover offer for Inco and last week, they formally made their offer.
     And today, Inco’s Board of Directors unanimously recommends that all shareholders reject the Teck offer and do not tender their shares.
     Inco’s Board has been evaluating strategic alternatives for Inco on an ongoing basis for some time; and as you are all aware, last October we entered into a friendly agreement to acquire Falconbridge. And while the world has changed since October, the right move for us has not. We believe now, as we believed then, that the Falconbridge transaction is the best value-creating opportunity and alternative for the Inco shareholders. It creates a great company, with great operations, with great assets, and with great growth prospects.
     Indeed, I believe it’s perhaps the most value-creating transaction in our industry.
     We have evaluated the Teck as a combination partner in the past, and there have been a number of overtures from Teck since mid 2005 and on each of those occasions, after careful analysis, we determined that the value creation opportunities from such a combination did not stack up in comparison to those created with our friendly acquisition of Falconbridge.
     And with Teck launching this unsolicited offer for our company, we want to publicly respond to the substance of their offer and explain to our shareholders the reasons why we recommend that Inco shareholders reject the Teck offer.
     And leaving aside for the moment our commitment to the Falconbridge transaction – and I will get back to it – the Teck proposal is an inadequate bid for Inco.
     Our Directors’ circular contains a full list and discussion of the reasons for recommending that Inco shareholders reject the Teck offer and I encourage all Inco shareholders to read it thoroughly.
     We have listed the reasons for rejection on the next two slides, but let me to summarize, as fundamentally, the Board’s reason’s for rejecting the offer, and they revolve around four themes:
     As seen in points one through three and five on the slide, the Teck offer does not give our shareholders adequate value for our company because most of the consideration in the Teck offer to Inco shareholders is Teck stock. You need to compare the asset quality and growth prospects of both companies, and we believe that the assets and prospects for Inco are superior in all respects.
     Quite simply, the Board believes that the premium offered by Teck is too low to acquire a great company like Inco. We believe the premium is particularly low when you consider the timing of the bid, coming when Teck’s stock has been inflated and Inco’s stock has been depressed by a number of factors relating to the proposed acquisition of Falconbridge, which I’ll address later.
     Point four, the real value is the friendly acquisition of Falconbridge. The Teck offer is contingent on the Falconbridge deal not proceeding. Thus Inco shareholders would not participate in the tremendous value we can create through the combination with Falconbridge.

     And as to the sixth and eighth points on the slide, Teck is only offering Inco’s shareholders their Class B subordinated voting shares in exchange for the Inco shares. This would disenfranchise Inco shareholders who currently have one share and one vote. Our shareholders would not have a say in the new company.
     And point seven, a combination with Teck lacks industrial logic and offers few synergies. We believe that the synergies stated publicly by Teck are largely illusory, and I will elaborate this later in the presentation.
     So in the opinion of Inco’s Board, the Teck offer represents an inadequate control premium to the shares of Inco.
     And finally, Inco’s Board has received opinions from each of Goldman Sachs, Morgan Stanley, and RBC Capital Markets each stating that Teck’s offer is inadequate from a financial point of view.
     I will not tender my shares. The Board of Directors will not tender their shares and the officers at Inco will not tender their shares into the Teck offer.
     I’ll go into more detail; but first, here’s the summary of Teck’s unsolicited offer:
     Assuming full pro ration, shareholders would receive Canadian $28 in cash and 0.6293 of a Teck Class B subordinated voting share. Teck likes to highlight that they are offering shareholders Canadian $78.50 in cash. However, it is very unlikely that Inco’s shareholders will actually receive $78.50 in cash. On a fully pro-rated basis, the Teck offer today is worth Canadian $72.57, a mere 11-per-cent premium to our stock price the day before the Teck announcement was made.
     Not only is this a low premium for control; it is particularly low when you consider that Inco’s stock price has been depressed since we made our offer for Falconbridge in October, as a result of short selling of our stock and other factors.
     And finally, the offer is contingent on the shareholders foregoing the tremendous value creating opportunity which exists through combining with Falconbridge.
     And the Teck offer fails to recognize the strategic and scarcity value of Inco’s world-class assets and growth projects. Under the terms of the offer, Inco shareholders are not being paid the value contained in their company, when you consider Inco’s leadership position in the nickel industry, our outstanding growth prospects offered by our development projects, and our excellent cost position, with costs per nickel after by-product credits expected to decline in 2006, which is unique in our industry.
     But let me take a moment to make the points that are most important. Inco has large-scale, long-life, low-cost operations in the world’s top nickel belts. The reserve life of our major operations runs from 15 and 30 years, and as we work to convert mineral resources into ore reserves, these mine lives should extend much longer. In this age of commodity scarcity, we believe that the market is only beginning to appreciate the value of our unique mining assets.
     The next slide highlights Inco’s current strong position in the nickel industry. However, what truly distinguishes Inco is the growth that we offer over the next few years. Growth in the mining industry is hard to come by these days, particularly for large global miners that must discover and develop massive deposits to move the needle.

     With our Voisey’s Bay project ramping up production, and our Goro project under construction and our ability to expand at our existing operations in Canada and in Indonesia, we are delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position.
     And as result of this growth in our production, we expect that we will soon become the world’s largest nickel producer.
     Our project pipeline is rich and robust, with both greenfield developments at Voisey’s and Goro, and very low-risk brownfield projects at existing operations such as our expansion at PT Inco.
     There are few companies that offer this sort of growth. And compare that with Teck which has no new significant, publicly announced mining projects. In fact, some of Teck’s existing mines are reaching the end of their life.
     Inco is a low-cost producer. In 2005, Inco was at the low end of the Brook Hunt cost curve. This year, with continuing ongoing productivity improvements in every one of our operations and with Voisey’s Bay ramping up, our cost position should get better and Inco is the only major public mining company whose costs will decline this year in absolute terms, despite $75 oil and a $0.90 Canadian dollar. And Goro and our expansion at PT Inco will lower our costs even further.
     For example, in the second half of 2006, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20 to $2.25 a pound, just about the best you can find in the nickel industry.
     We’ve got great financial strength, with a 26-per-cent debt-to-capitalization ratio and $750 million cash in the bank.
     And finally, we have our exposure to the nickel market, which we believe has very attractive fundamentals and more so than other commodities. We expect the nickel market to be tight for several years to come. While new greenfield nickel supply will come and several brownfield expansions will occur, 2009 estimated world nickel supply will only be enough to keep pace with demand growth at about 5 per cent.
     And the impact of China makes this projection seem very conservative. As a result, and while we do not publicly forecast nickel prices, we believe that nickel’s prospects are underpinned by strong, very strong supply-demand fundamentals.
     And by the way, even with the expected successful settlement of our labour contract in Ontario, in our Ontario operations, nickel today is up to $10.48 a pound. The nickel markets are very strong.
     But back to the Teck offer. We have examined carefully a Teck/Inco combination and concluded it would be dilutive to Inco’s asset quality. Almost half of Teck’s profits in 2005 came from copper, a metal with a very good future, in our view. But two thirds of Teck’s copper production comes from the Highland Valley mine, which is scheduled to close in just seven years. Teck’s other copper asset, their 22.5-per-cent minority interest in Antamina, is a good asset. But we are buying into a larger 33.75-per-cent stake in that asset through our friendly acquisition of Falconbridge.
     Look at Teck’s zinc business. Teck’s largest zinc asset is the Red Dog mine. It’s a great mine but Teck’s economic interests will diminish from as early as 2007 and eventually decline to 50 per cent. Two of their other zinc assets have only three to six years of mine life left.
     We are more skeptical about the prospects of zinc. Demand growth has come from China. However, Chinese mines already produce 25 per cent of the world’s zinc and have been able to increase production by 22 per cent since the year 2000.
     Turning to the coal business of Teck, Elk Valley is a relatively high-cost producer, 1,000 kilometres inland and a substantial distance from the Asian markets it ships to. It is not surprising, given these cost attributes, that these assets generated only a modest operating profit before the boom year of 2005.
     Again, China is a substantial producer of met coal and has been able to almost double production since 2000. Teck’s assets, in our view, are inferior to Inco’s in terms of reserve life, in terms of growth, and in terms of cost position.
     And I know that the market is currently in love with copper and zinc and if you look at spot prices as a multiple of historical averages, you can see how inflated zinc and copper prices have become relative to their long-term averages. This is striking given that we believe that the fundamentals of nickel are the best of the three metals.
     Put very simply, we believe that this slide demonstrates that nickel is very strong, at a record over $10 a pound, but we believe the best days for nickel are still in front of it. This bodes well for Inco and it bodes badly for Teck. And this supports our view that combining Inco’s assets with Teck’s assets dilutes the Inco shareholder.
     The Teck offer represents an inadequate control premium to the share price of Inco, particularly given the opportunistic timing of the unsolicited offer. Average premiums paid in hostile Canadian metal and mining transactions approach 60 per cent, and recent nickel companies such as WMC and Canico, were sold at premiers of 46 per cent and 56 per cent respectively.
     And on announcement, the Teck offering was offering a 20-per-cent premium to our undisturbed price and this has since declined to 11 per cent to our undisturbed price on May the 5th. The Board believes that shareholders deserve a better premium for control of a company with the outstanding assets and projects that Inco has if that is the way to go.
     Our Board cannot recommend to the shareholders that they sell at what currently merely an 11-per-cent premium to the undisturbed price the day before the offer.
     Remember Teck’s offer is conditional on the Falconbridge deal not proceeding. That means Teck would be funding a large part of the small premium they are talking about, from the U.S. $450 million termination fee that would be due to Inco under certain of those termination circumstances with the Falconbridge deal.
     The rise of the zinc and copper price relative to the nickel price has affected the relation of our two stocks. This is clear when you look at the exchange ratio calculated as the Inco stock price divided by the Teck stock price. And you can see from this chart, as the price of zinc and copper have risen, the exchange ratio has moved in favour of the Teck shareholders.
     Teck has clearly timed their offer to take advantage of this at the expense of the Inco shareholder. And for shareholders that elect Teck stock, an Inco shareholder would be selling to Teck at a discount to virtually any time over the past five years. And therefore, Teck’s offer is highly opportunistic.
     And since Teck is only offering Inco’s shareholders Class B subordinated voting shares, Teck’s dual class share structure will prejudice and disenfranchise Inco shareholders in a combination.
     Inco shareholders would have a 40-per-cent interest in the combined entity but only 17 per cent of the votes. A privileged few shareholders, with less than 2 per cent shareholding in a Teck/Inco combination, would control 50 per cent of the votes. This will limit the say of Inco shareholders in the operations of the new entity.
     Combining with Teck lacks industrial logic and offers few synergies. Teck’s assertions on synergies frankly leave us scratching our heads. There are no meaningful synergies beyond head office, and their claims on Sudbury operations and their CESL technology are highly speculative.
     When contrasting this to the tangible, identified synergies and value creation to Inco shareholders through the friendly combination with Falconbridge, the Teck assertions offer little substance.
     We believe our shareholders will see through this speculation as they evaluate the relative merits of the two transactions.
     So in summary, as we look at the Teck versus Inco on five key criteria, the quality of assets and the market position; the fundamentals of the underlying metals; the growth profile; the corporate governance; and the synergies, Inco is a low-cost producer with high-quality, long-life assets in arguably the best metal around, nickel.
     We have a compelling growth profile, probably one of the best in the industry.
     Teck Cominco is opportunistically attempting to upgrade its asset quality without adequately compensating Inco’s shareholders.
     And as I have said many times in the past and I’ll say it again today, the Falconbridge acquisition is the best value-creating opportunity for the Inco shareholders.
     Inco has and we will continue to evaluate all strategic alternatives that would serve our shareholders’ best interests, both short and long term. Commodity markets have strengthened since October, and so has the logic for the Inco-Falco transaction. The best strategy for our shareholders is to acquire Falconbridge, and we will continue to work aggressively to do so.
     Our deal was structured to provide both immediate and longer-term benefits to shareholders. Great operations, diversified both by product and by geography, will be complemented by significant synergies and among the world’s best projects. Our transaction with Falconbridge creates an unrivalled project pipeline, which we believe is perhaps the most compelling in the mining industry today.
     We will be financially strong and resource rich, with a terrific exploration portfolio and you cannot duplicate those attributes. The new Inco will deliver shareholder value, far beyond the potential of any other player. It creates a much more attractive portfolio of assets focused on nickel and copper, the best metals. And contrast that to a combination of Inco with Teck, which we believe dilutes asset quality.

     It creates superior growth in both nickel and copper, 65 million pounds of new, low-cost nickel production in the Sudbury Basin and in Thompson, Manitoba, by 2009 through feed flow optimization and maximization of throughput, achievable only through a combination of Inco and Falconbridge.
     It is accretive on all financial metrics to our shareholders.
     And the synergy story is real and I believe that the unique, tangible operating synergies represented by the Falconbridge transaction are not reflected in the current Inco share price.
     A number of shareholders have commented that they thought we were being too conservative back in October on synergies, and that’s true. We were. But we needed to do the work and we will continue with that work. But given seven months working together, we now believe that the synergies will average about U.S. $550 million a year in the first five years and some of this increase comes from higher metal prices assumed in valuing the synergies; but we have also identified new projects and refined and dropped others. Price assumptions have added about $80 million to the average run rate and new projects have added about $120 million.
     On a net present-value basis, synergies are now U.S. $3.5 billion after tax, or Canadian 3.9 billion, representing approximately Canadian $9.20 for each new Inco share.
     And these projects are real. They include reconfiguring Falconbridge’s Strathcona mill to process high copper, cobalt and PGM ores, which will significantly improve recoveries there.
     We have further optimized production from the North Range in the Sudbury Basin. This slide is complex and that is deliberate because it makes the point that synergies in Sudbury can only be gained through single ownership of the mines and the processing facilities. There are overlapping ore bodies and, more important, overlapping exploration opportunities.
     We have added a net $40 million of synergies by optimizing mine development in the North Range since October of last year. We have also identified a further $30 million of additional synergies by bringing forward mine development in Thompson, Manitoba, and additional mine development in Sudbury. These changes mean that we will now be able to fill the combined mill and smelter capacity in Manitoba and in Ontario with our own mine sourced production.
     And a large portion of the synergies are unique to the combination of our two companies and they’re in our mutual backyard, the Sudbury Basin, where we have contiguous nickel mining and processing operations. It is simplistic to say that these opportunities can be achieved by some... through some sort of joint venture. Realizing synergies means major changes in material flows, important long-term commitments. It means support from the people in Sudbury.
     And also, synergies in nickel are much harder to achieve than they are in other metals. A joint venture might get some limited synergies but will take much longer to realize them and we believe that the value of these synergies should be enjoyed by the two shareholders who own these operations today, Inco and Falconbridge.

     We are planning a full presentation of our synergies in Sudbury in June where our joint synergies team will show you very clearly how these synergies will be achieved and why they are unique to the combination of Inco and Falconbridge and we’ll have a nice, great, big plane for all of you to come. So we hope you’ll come and see the great value we’re creating by putting Inco and Falco together.
     So we remain committed to the Falconbridge transaction because we believe it offers enormous value to both sets of shareholders and that’s why we believe that Falconbridge is the right deal for the Inco shareholders.
     And I stand unanimous with my Board members in recommending Inco shareholders reject the Teck offer. We will work hard through this period to protect the interests of our shareholders and we will work hard to ensure all shareholders realize the significant value which exists within Inco.
     And in the evolving situation that we find ourselves in, we will continue to evaluate a range of strategic alternatives to enhance shareholder value and in doing so, we hope that the Inco shareholders will work with us to fend off this opportunistic and inadequate bid for Inco from Teck and reject the Teck offer.
     And with those comments, I’d be very happy to take your questions.
     QUESTION: If 70 per cent of the Inco shareholders tender to the Teck offer, how would the Board of Inco react?
     SCOTT M. HAND: If 70 per cent of the Teck...
QUESTION: Shareholders. Sorry, of Inco shareholders deposit for the Teck offer?
     SCOTT M. HAND: I would think it would be very unwise for the Inco shareholders to do that.
     QUESTION: No, I (inaudible).
     SCOTT M. HAND: But secondly, I...
     QUESTION: I’m not saying it’s wise or unwise. If 70 per cent tender, what (inaudible) the Board?
     SCOTT M. HAND: Well, I think the law is pretty clear. If 70 per cent tender, then Teck gets 70-per-cent ownership and they can then call a meeting and do... squeeze out the minority. That’s Canadian law.
     QUESTION: Thank you.
     SCOTT M. HAND: But we’re not going to let that happen; not at these prices.
     QUESTION: Can you make any comments about how the approval process is going with the regulators? It seems to me an excessively long period of time for two Canadian companies to get together, waiting on European and American legislators, or whatever.
     SCOTT M. HAND: I couldn’t agree more. I think that it’s been a longer process than we would have liked. I’d say we’d be getting a lot of help from some of our friends in that regard, but at the end of the day, the European Commission, the DOJ have had to make a very proper review and they have done that. And so particularly the European Commission, they have a very set period of time that they must follow. It’s prescribed under their regulations and their rules.
     And if you go into a second phase, which we did a few months ago, you are automatically in the time period that we’re in now, which ends no later than the 12th of July. So the length of the process is really dictated by the process.
     I think the important thing to understand is do we think we’ll be... are we going to be successful? And my view is we will. And why do I say that?
     We’ve indicated very clearly that assuming the regulatory agencies don’t agree with our view of the competitive situation, we have a remedy and the remedy is to dispose of the Falconbridge refinery in Norway with a long-term supply contract to give it the feed to enable it to run, a sales group, a trading group to find additional feeds and the ability to be able to run that refinery from other sources after the supply contract.
     We believe that we have that remedy; we believe that it can be cleared by both agencies and therefore, we believe we’re going to be successful.
     Any more questions? Yes, sir.
     QUESTION: You have said repeatedly that the only way to get Sudbury synergies is to put the two companies together. But you’ve never said why. Can you give us some detail on why you guys can’t get along unless you’re owned by the same company?
     SCOTT M. HAND: Well, I’ll say again what I said in my remarks. The Sudbury Basin is an enormous area with deep mines, very complex operations, both mining, smelting, refining. Nickel mining and processing is probably the most complex of any mining and metals operations in the world, far more so than zinc, far more so than coal, far more so than copper.
     And when you think about what you’ve got to do, you’ve got mines that are going down 8,000 feet in depth. When you’re talking about combining these operations underground and on the surface and making the financial and long-term commitments you have to do and getting people to work together to combine operations, theoretically you could say oh, that’s great. I’ll just pull a little joint-venture agreement off the shelf and we’ll do it.
     But can you imagine how long it would take to do the sharing back and forth between two parties that are seeking to retain benefits for themselves?
     It took us, between Falconbridge and Inco, it took us six months or maybe longer than that to agree with two parties in good faith who wanted to work together to shut down our copper refinery and move copper concentrate to Falconbridge’s operations outside of Sudbury. It took that long.
     Can you imagine putting together the Sudbury complex? It’s one of the most complex mining and metals operations in the world. It just doesn’t... you could probably get it done through a joint venture and get maybe 30-40 per cent. But I’ll be up there, I hope, in heaven, before it ever happens. It’ll take forever. At least, I hope I’m going up there.

     QUESTION: I just had one quick question. I guess the market’s saying right now that you guys will probably have to adjust your offer once more for Falconbridge, at least based upon where the stocks are trading presently. And I was just curious if you guys had even considered, or the thought had kind of come up of possibly the next time you potentially bump, giving your own shareholders a special dividend as well instead of giving all the upside and value to Falconbridge holders.
     SCOTT M. HAND: Well, I can’t say what we’re going to do. I can only quote my favourite philosopher, Yogi Berra, who said “It ain’t over till it’s over”, and we’ll see what happens as time passes. But we will always be guided as an Inco, as me representing the Inco shareholders that this has to make sense for the Inco shareholders, full stop. And that means being accretive in earnings and cash and NAV positive.
     Those are the best measures and we will use responsible metals prices in making that determination and we’ll decide how we have to be competitive, or whether we have to be competitive as time passes.
     I do not believe that the market out there recognizes the great value still being created by putting these two companies together, the $9.20 a share Canadian is inherent in putting these two companies together. We’ll just have to see how things work out over the next month and a half.
     And remember, the nickel market is very strong and that’s going to be appreciated more and more as we move through the month of June; today, $10.48, even with the settlement in Sudbury.
     QUESTION: If Falconbridge was to become unavailable to Inco, does that change your view on the attractiveness or unattractiveness of the Teck offer?
     SCOTT M. HAND: I think I’ve been pretty clear as to what I think about the Teck offer. If I haven’t, I haven’t done a very good job and I’ve also been pretty clear that in every situation, Inco’s Board is always going to look at strategic alternatives. But I hope I’ve been clear in what I think of the Teck offer. Thanks. And not just me. The Board of Directors of Inco too.
     Gee, you’ve been awfully nice to me here today. Thank you very much.
(applause)
     ONNO RUTTEN: Thank you, Scott, very much, for this presentation, and Yogi Berra, for the very detailed, in-depth presentation together there. We appreciate that level of detail. Thank you very much.
****
Forward-Looking Statements
This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “potential”, “expect”, “forecast”, “estimate”, “would”, “could”, “if” and “may”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation.
These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in the Directors’ Circular dated May 29, 2006 filed with the Canadian and

U.S. regulators; assumptions in connection with both the proposed combination of Teck and Inco under the Teck Offer, and the proposed combination of Inco and Falconbridge under Inco’s offer for the Falconbridge common shares, in respect of the results expected to be achieved from the combination of the entities, including calculating projected synergies and other benefits expected to be realized and the timing thereof.
In respect of these forward-looking statements, factors which could cause actual results to differ materially from current expectations regarding each of Inco, Teck and Falconbridge, include, but are not limited to, fluctuations in the prices of nickel and other primary metal products produced; fluctuations in asset values; the accuracy of ore reserve and mineral resource estimates; the accuracy of production, cost and cash costs per nickel unit projections; the successful development of mineral resources, completion of development projects, planned expansions or other projects; fluctuations in interest rates, exchange rates and demand and supply levels of nickel, copper and zinc; general economic conditions; competitive conditions; the outcome of pending legal proceedings; and changes to applicable laws, rules and regulations.
While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this presentation
Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND BEING MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION. All information contained herein is qualified by the information disclosed in the Directors’ Circular (the “Circular”) filed by Inco Limited (“Inco”) on May 29, 2006. Readers are strongly urged to review the Circular in its entirety. The statements contained herein are further qualified by the sections of the Circular entitled “Caution Regarding Forward-Looking Statements”, “Information Regarding Falconbridge and Teck” and “Schedule B Important Information Regarding Inco’s Ore Reserves and Mineral Resources” including all of the assumptions identified therein, as well as the description of factors that could cause actual results to differ from the forward-looking statements. In addition, the statements contained herein are further qualified by the section in the take-over bid circular filed by Inco on October 24, 2005, as amended and supplemented, in respect of its take-over bid for Falconbridge Limited (“Falconbridge”) entitled “Risks Related to the Offer”.
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copes of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.